UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8606

For the fiscal year ended December 31, 2002

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

VERIZON COMMUNICATIONS INC.

1095 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10036

INDEPENDENT AUDITORS’ REPORT

To the Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    MITCHELL & TITUS, LLP

New York, New York

June 6, 2003

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

(thousands of dollars)

	2002	2001
ASSETS:
Investment in Master Trust	$3,114,317	$3,684,642
Employee contributions receivable	3,755	4,491
Employer contributions receivable	1,787	2,051

Net assets available for benefits	3,119,859	3,691,184

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

(thousands of dollars)

Additions:
Contributions:
Employee	$240,374
Employer	100,644

Total additions	341,018

Deductions:
Benefits paid to participants	478,758
Net investment loss	422,127
Administrative expenses	5,842
Transfers to other qualified plans, net	5,616

Total deductions	912,343

Net decrease	(571,325)

Net assets available for benefits:
Beginning of year	3,691,184

End of year	$3,119,859

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

(1)	Description of the Plan:

The following description of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which covers certain collectively bargained non-salaried, regular associate employees of participating subsidiaries and affiliates of Verizon (“Participating Affiliates”). The Plan provides eligible employees, as described in the Plan Document, of Verizon or its Participating Affiliates with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan, and to receive matching employer contributions, upon completion of enrollment in the Plan as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants are able to invest in any of the current investment options as outlined in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution/ rollovers, matching contributions and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (fifteen years for a loan to purchase a principal residence). For loans up to five years each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar month ending immediately prior to the first day of the new loan cycle. Loans for a period of longer than five years shall bear interest at such rate plus one percent.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Master Trust

All the assets of the Plan are included in the Bell Atlantic Master Trust (the “Master Trust”).

Trustee and Record Keeper

Mellon Bank, N.A., (the “Trustee”), is designated the Trustee of the Plan. The Mellon HR Solutions Group (formerly The Unifi Group of PricewaterhouseCoopers LLP) is the record keeper for the Plan.

Plan Modification

Verizon and the most senior Human Resources officer of Verizon reserve the right to modify alter or amend the Plan at any time. Verizon reserves the right to terminate the Plan at any time.

Risks and Uncertainties

The Plan provides for participant investment options, which can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(2)	Accounting Policies:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefits are recorded when paid.

The statement of changes in net assets available for benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

(3)	Non-Participant Directed Investments:

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2002	2001
Net assets:
Verizon common stock	$468,875	$568,992

Year ended December 31, 2002
Changes in net assets:
Employer contributions	$84,493
Net investment loss	(121,679)
Benefits paid to participants	(23,504)
Diversification adjustment (Note 4)	(40,404)
Other	977

Net decrease	$(100,117)

(4)	Vesting and Contributions:

The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer matching contributions in shares of Verizon common stock in an amount equal to 80% of basic contributions up to August 5, 2001. For pay periods on or after August 5, 2001, the employer matching contributions increased to 82% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period.

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2002 Plan year was limited to $11,000. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $40,000 or (2) 25% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $200,000.

Employer matching contributions are made in Verizon common stock and in general, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund.

Participants, who reach age 50 and complete one year of service, may begin to diversify the employer matching contributions into other investment options. In Note 3 above, the “Diversification Adjustment” represents the assets of those participants who became eligible to direct their employer matching contributions into other fund options.

The Plan provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee’s non-vested employer matching contributions are forfeited and offset against the participating companies’ obligation to make subsequent contributions to the Plan.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

(5)	Related Party Transactions

Verizon Investment Management Corp. (“VIMCO”), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

(6)	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(7)	Investment in Master Trust:

Value of Investments

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

At December 31, 2002, the Master Trust contained certain investments in futures and forwards contracts that are considered derivative investments. However, the total fair value and the net investment gain or loss is not material to the Plan.

The assets of the Master Trust are either (a) pooled between defined benefit plans and defined contribution plans or (b) net assets that are specific to defined benefit plans, or (c) net assets specific to defined contribution plans.

The total fair value of the Master Trust at December 31, 2002 and 2001 was approximately $42.5 billion and $54.2 billion, respectively (of which net assets totaling approximately $34.0 billion and $39.1 billion, respectively, are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared).

Investments Held in Pooled Accounts

The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $4.3 billion and $9.6 billion at December 31, 2002 and 2001, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Net assets held in the pooled accounts at fair value at December 31, were as follows (in thousands):

	2002	2001
Description
Receivables	$201,162	$1,104,615
Common stock	3,254,045	7,754,020
Verizon common stock	6,715	35,718
Preferred stock	24,592	39,455
U.S. government securities	383,781	538,775
Corporate debt	465,825	548,857
Temporary cash investments	130,628	256,869
Other investments	297,587	824,092

	4,764,335	11,102,401
Liabilities	430,936	1,472,750

Total pooled net assets	$4,333,399	$9,629,651

The Plan’s percentage interest in the pooled accounts was 4.4% and 2.4% at December 31, 2002 and 2001, respectively.

Investments Held in Defined Contribution Plan Specific Accounts

At December 31, 2002 and 2001, the Plan, along with the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Mid-Atlantic Plan”), the Verizon Savings Plan for Management Employees (the “Management Plan”), and the Verizon Savings and Security Plan for West Region Hourly Employees (the “West Region Plan”) held investments in certain equity funds (the “Equity Funds”) of the defined contribution plan specific accounts.

Net assets held in the Master Trust for the defined contribution plan specific accounts at fair value at December 31, were as follows (in thousands):

	2002	2001
Description
Equity Funds	$1,546,160	$2,435,023
Verizon common stock	1,663,970	2,222,435
Temporary cash investments	41,102	32,015
Investment contracts	594,556	494,501
Corporate debt	190,149	114,591
Loans to participants	179,516	177,201
Other	5	5,831

Total net assets in defined contribution plan specific accounts	$4,215,458	$5,481,597

At December 31, 2002 and 2001, of the total net assets listed above, all except for the $1.5 and $2.4 billion Equity Funds investment is specific to the Plan. The Equity Funds represent funds in which the Plan, along with the Mid-Atlantic Plan, the Management Plan, and the West Region Plan participated. The Plan’s percentage interest in the Equity Funds at December 31, 2002 and 2001 was 13% and 17%, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

The Plan’s percentage in total defined contribution plan specific accounts was approximately 70% and 63% at December 31, 2002 and 2001.

The value of each contract with an insurance company or other financial institution listed above is reported at contract value in the statements of net assets available for benefits based upon the principal invested in by the Plan plus the interest accrued on such principal, which approximates the fair value. In connection with the fully benefit-responsive investment contracts, the following information is presented:

The contracts had an average yield of 5.39% and 6.3% for the years ended December 31, 2002 and 2001, respectively. The crediting interest rates ranged from 4.52% to 7.50% at December 31, 2002 and 5.2% to 7.5% at December 31, 2001. The insurance contracts had scheduled maturities from April 1, 2003 to July 3, 2006. No valuation reserve was recorded at December 31, 2002 and 2001 to adjust contract values.

Included in the insurance contract account are synthetic investment contracts which combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value and contract value of synthetic investment contracts at December 31, 2002, is $440 million and $422 million, respectively.

Investment Income (Loss)

Investment income (loss) is allocated to the Plan daily in accordance with its daily percentage of interest in the Master Trust pooled accounts. Percentage of interest is based on the daily ratio of units owned by the Plan to the total units in the Master Trust pooled accounts. Investment income (loss), related to the investments held in the defined contribution plan specific accounts, is allocated to the Plan daily in accordance with its percentage of interest.

The net investment loss in pooled accounts and the defined contribution plan specific accounts for the year ended December 31, 2002, consists of the following (in thousands):

	Interest & Dividends	Net Appreciation (Depreciation)
Description
Common and preferred stock	$172,233	$(1,113,341)
U.S. government securities	7,970	—
Corporate debt	29,848	—
Temporary cash investments	3,548	—
Other	4,947	—

Total	$218,546	$(1,113,341)

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

The Plan’s interest in the carrying value of the Master Trust and the related investment income (loss) are reported in the investment in Master Trust in the statements of net assets available for benefits and net investment income (loss) in the statement of changes in net assets available for benefits, respectively.

(8)	Subsequent Events

On March 21, 2003, all of the assets of the Plan, approximately $3.0 billion, were transferred from the Trustee to the Fidelity Management Trust Company who became the trustee effective with the transfer of the assets.

Fidelity Institutional Services Company became record keeper for the Plan effective with the transfer of the assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Verizon Savings and Security Plan for New York and New England Associates

By:	/s/ EZRA D. SINGER
Ezra D. Singer
(Chairman, Verizon Employee Benefits Committee)

Date: June 23, 2003